802 N Washington St

Spokane, WA 99201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-1 as filed with the SEC of our audit report dated March 8, 2017, with respect to the balance sheet of Vivos, Inc. (formerly known as Advanced Medical Isotope Corporation) as of December 31, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. Our report dated March 8, 2017, relating to those financial statements, includes an emphasis of matter paragraph relating to uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
February 8, 2018